Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

	2010	2009	2008	2007	2006
Income before minority interest and income taxes	$8,035	$63,642	$64,242	$58,234	$61,482
Fixed charges	34,880	37,105	36,560	32,299	26,467
Capitalized interest	(89)	(164)	(252)	(299)	—
Total earnings	$42,826	$100,583	$100,550	$90,234	$87,949
Interest expense (including capitalized interest)	$20,666	$24,072	$25,853	$22,505	$17,647
Amortized premiums and expenses	1,414	1,022	498	508	457
Estimated interest within rent expense	12,800	12,011	10,209	9,286	8,363
Total fixed charges	$34,880	$37,105	$36,560	$32,299	$26,467
Ratio of earnings to fixed charges	1.2	2.7	2.8	2.8	3.3
Schedule II — Valuation and Qualifying Accounts
Conn’s, Inc.

		Additions

			Charged to
	Balance at	Charged to	Other		Balance at
	Beginning of	Costs and	Accounts-	Deductions-	End of
Description	Period	Expenses	Describe	Describe[1]	Period

Year ended January 31, 2008
Reserves and allowances from asset accounts:
Allowance for doubtful accounts	$17,520	$19,465	$—	$(18,142)	$18,843

Year ended January 31, 2009
Reserves and allowances from asset accounts:
Allowance for doubtful accounts	$18,843	$27,952	$—	$(19,814)	$26,981

Year ended January 31, 2010
Reserves and allowances from asset accounts:
Allowance for doubtful accounts	$26,981	$36,843	$—	$(27,972)	$35,852

[1]	Uncollectible accounts written off, net of recoveries.

Note: The schedule has been restated to reflect the retrospective adoption of a new accounting principle that required the consolidation of the Company’s variable interest entity as discussed in Note 2 to the consolidated financial statements.